Exhibit 99.1

Six Semi-Finalists to Showcase at #DisruptMining Innovation Expo

Five industry "sharks" selected to judge live finale

VANCOUVER, Jan. 17, 2019 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp") is pleased to announce the six semi-finalists for #DisruptMining 2019, and the five 'sharks' who will judge the live finale of Goldcorp's annual innovation challenge. #DisruptMining offers innovators and entrepreneurs a platform to bring disruptive and exponential technologies to the mining sector. The panel of industry leaders will award one of the finalists the opportunity to negotiate a $1 million* investment in its technology, company or idea.

Highlights:

  Six semi-finalists will display their disruptive ideas and technologies at the #DisruptMining Innovation Expo
    Commercial Pau
    Envisioning Labs
    ETF Mining
    Gekko Systems
    Hydrostor Inc.
    RubberJet Valley
  Three finalists will pitch their disruptive technologies to a "shark-tank" style panel including:
    Ian Telfer, Chair of Goldcorp and acclaimed mining industry titan
    Jacob Yeung, University of British Columbia student, #DisruptMining UBC Captain
    Katie Valentine, Partner, KPMG Australia, Global Head of Mining Consulting
    Sue Paish, CEO of Canada's Digital Technology Supercluster
    Wal van Lierop, President & CEO, Chrysalix Venture Capital
  Live finale event in March is sold out
  Three finalists to be announced in February 2019

This year's semi-finalists will showcase their technologies at the #DisruptMining Innovation Expo on March 3rd, 2019 at the Rebel Entertainment Complex in Toronto. The semi-finalists are:

  Commercial Pau: With the use of a patented biometric technology, this company's Digital Remote Lock Out System is designed to enhance safety and security on-site while reducing the amount of time required to effectively complete the lockout process.
  Envisioning Labs has developed an innovative concept to reuse mine tailings to produce concentrated solar power reflectors. These reflectors are then used to generate clean energy and sorbents to reduce pollution.
  ETF Mining's Modular Mining Vehicles are fully electrified, digital and autonomous; offering improved efficiency and reduced environmental impact. Their modularity allows for the adoption and integration of new technologies as they become available.
  Gekko Systems supplies innovative modular equipment and processing technologies focused on the recovery of gold. It is introducing the development of a product, the OnLine Gold Analyser, which will help determine the actual gold content in mineral processing slurries and solutions in real time.
  Hydrostor Inc.'s Advanced Compressed Air Energy Storage (A-CAES) technology transforms unused mining infrastructure into energy storage systems that help mines manage their energy use and reduce their environmental footprint. The system can serve both the electricity grid and mining operations alike, reducing operational costs and providing legacy mines with new revenue opportunities.
  RubberJet Valley uses a proprietary high-pressure water jet that breaks down large truck and mining "OTR" (off-the-road) tires in an environmentally friendly way. The resulting material is then used to produce new tires or other rubber-based products for commercial use.

Since the launch of #DisruptMining in 2017, Goldcorp has invested over $10 million in a range of new technologies and companies identified through the #DisruptMining innovation accelerator. This funding has supported companies through the start-up phase into growth and scale-up.

"Look within Goldcorp and across the mining industry generally, you can see it – #DisruptMining is making an impact, spurring innovation, forging new partnerships and accelerating technological change," said Todd White, Chief Operating Officer, Goldcorp.  "We're looking forward to showcasing the semi-finalists and their technologies at #DisruptMining to continue to move innovation in our industry forward."

Five "sharks" to judge #DisruptMining live finale

The three finalists who will make their case for investment will be announced in February 2019. At the live finale, they will have the opportunity to pitch their innovations to a panel of industry experts and influencers, including:

Ian Telfer: Chairman of Goldcorp and a transformative force in the international mining industry for more than 30 years. An entrepreneur, financier, mine-builder and industry innovator, Telfer created numerous companies across the world including TVX Gold, Wheaton River Minerals -the predecessor to Goldcorp, Peak Gold- the predecessor to Newgold, and Wheaton Precious Metals. Telfer was named Ernst &Young's 2007 Western Canada Entrepreneur of the Year, was named one of Canada's top 25 most powerful business people by Canadian Business Magazine and served as Chairman of the World Gold Council.  Telfer is a member of the Canadian Mining Hall of Fame, a Laureate of the British Columbia Business Hall of Fame and a Companion of the Canadian Business Hall of Fame.

Jacob Yeung: Mining engineering student at the University of British Columbia. Yeung has completed co-op programs with Shell, Dominion Diamond Mines and Riivos in a variety of roles including operations, mine planning and financial planning. Yeung was a member of the winning team at the 2017 Canadian Mining Games and won first prize in 'Mine to Mill Innovation'.  As team captain of the UBC #DisruptMining judging team, Yeung was responsible for leading the preliminary review and adjudication of all #DisruptMining 2019 applications.

Katie Valentine: KPMG's Global Head of Mining Consulting and has over 18 years' experience working with clients in Australia, Africa, the Americas, Europe and the Middle East.   Graduating with degrees in Engineering and Commerce, she leverages this background to span both technical and commercial domains and advises clients in areas such as strategy and scenario planning, technology commercialisation, innovation strategy, operating model design, business improvement and operational readiness. Valentine is fascinated by the opportunities and challenges facing the mining industry in the future and what this means in terms of technology, social license to operate, collaboration, people and leadership.  She is Deputy Chair of Technology Assisting Disability and Ageing Western Australia, serves as a mentor for Women in Mining Western Australia (WIMWA), is a member of the Australian Institute of Company Directors and a fellow of Leadership Western Australia.

Sue Paish: CEO, Canada's Digital Technology Supercluster, one of five federally supported Superclusters focused on generating new jobs, growing GDP and increasing Canada's global competitiveness through the application of data analytics, quantum computing and virtual mixed/augmented reality. In this role, Paish oversees cross-sector projects and initiatives towards the digital transformation of Canada's leading industries, including mining. She has a history of leading transformation and innovation across professional services, healthcare and technology. She began her career as one of Canada's foremost employment and labour lawyers. She then moved into corporate leadership as the CEO of Pharmasave and then as CEO of LifeLabs Diagnostic Laboratories, where she doubled the company's size while driving innovations in technology, genetics and stakeholder relations.

Wal van Lierop: Founder & Managing Partner, Chrysalix Venture Capital, a global venture capital fund with a long history of commercializing step-change innovation for resource intensive industries. Chrysalix invests in intelligent systems, energy technology and resource productivity solutions to deliver outsized financial returns and environmental sustainability. The firm is backed by more than 20 international blue-chip industrial and financial investors and was named 'Financial Investor of the Year' as part of the 2017 Global Cleantech 100 Awards. Its investments include 3D steel printing, fast-charging electric vehicle infrastructure, emissions-free solar steam, smart mining and nuclear fusion. Chrysalix recently announced the first close of its target C$155 million Chrysalix RoboValley Fund to back Industry 4.0 startups in areas such as AI, data analytics, sensors & components, IoT, robotic systems and blockchain.  van Lierop was a judge at #DisruptMining 2018.

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#DisruptMining Live Finale Sold Out

Tickets and sponsorship opportunities for the #DisruptMining expo and "shark-tank" style live event at the Rebel Entertainment Complex are now sold out.

About #DisruptMining

#DisruptMining offers entrepreneurs a platform to bring disruptive and exponential technologies to the sector, whether it's unlocking exploration opportunities; finding operational and production efficiencies; reducing the environmental footprint and delivering on sustainability commitments; or developing alternative ways to finance mines and capital projects. #DisruptMining incentivizes people with exponential technologies and rogue ideas, with a $1 million* capital opportunity to bring their disruption to mining. Approximately 90 submissions were received for #DisruptMining 2019. For more information please visit: www.disruptmining.com

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About KPMG www.kpmg.com

KPMG is thrilled to co-host this industry defining event. #DisruptMining is driving mining innovation to new levels and putting Canada on the global stage in this rapidly changing industry. #DisruptMining is a great example of the convergence between exponential technology and the natural resources sector. This convergence is the focus of KPMG's new Ignition Centre and our increased investment in helping clients with digital transformation."- Armughan Ahmad, President & Managing Partner, KPMG Digital and Technology

Cautionary Note Regarding Forward-Looking Statements

Certain disclosures in this document constitute forward-looking statements, including the timing and completion of the #DisruptMining expo and live finale. In making the forward-looking statements, the Company has applied certain factors and assumptions that are based on the Company's current beliefs as well as assumptions made by and information currently available to the Company, including that the Company is able to execute the challenge in accordance with the terms described herein. Although the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect, and the forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such risk factors include, among others, those matters identified in its continuous disclosure filings, including its most recently filed annual information form. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

No purchase or skill-testing question is required, and the chances of earning a spot as a finalist or semi-finalist depend on the number and caliber of entries received during the submission period. The #DisruptMining challenge is open to all individuals or groups of individuals in Canada or the US (excluding residents of Florida) who are at least the age of majority in their province, state, territory or country of residence. Eligibility to earn an opportunity to negotiate an investment from Goldcorp requires travel to Toronto, Canada on March 3, 2019 and participation in the live finale event on March 3, 2019. For complete eligibility criteria, please refer to www.disruptmining.com

* CAD $1 million investment not guaranteed, and/or investment may be allocated among multiple finalists; exact level of investment, if any, is at Goldcorp's sole discretion and subject to completion of appropriate due diligence.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell Director, Investor Relations Telephone: (800) 567-6223 E-mail: info@goldcorp.com	Christine Marks Director, Corporate Communications Telephone: (604) 696-3050 E-mail: media@goldcorp.com

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SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2019/17/c8403.html

%CIK: 0000919239

CO: Goldcorp Inc.

CNW 18:00e 17-JAN-19